EXHIBIT 11(a)(19)
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      [Form of letter dated July 21, 1999 from Gary L. Neale, Chairman,
    President and Chief Executive Officer of Parent, to directors of the
                                  Company]

    [Letterhead of Gary L. Neale, Chairman, President and Chief Executive
                             Officer of Parent]



                                           July 21, 1999


   Dear     :

   Last Thursday, Columbia held a conference call to review the company's second quarter results. In the event that you were unable to listen, I have enclosed a tape and transcript of the call. I would strongly encourage you to listen to the question and answer session beginning with Jonathan Zang of Fidelity Management.

   On the call, your investors were clear in their disapproval of your management's refusal to discuss our proposal in greater depth. As Fidelity Management and Research put it, "Insofar as NiSource is actually on the record as having said they will increase their offer if you are willing to meet with them, what reason is there for not meeting just to see how much higher they will raise their offer?"

   Columbia's characterization of the financing for our offer and
   the risk to your shareholders was totally false and inaccurate.   As a
   result, we issued the attached press release asking Rick Richard to correct publicly the false statements that he and your CFO made on the conference call.

   Columbia's investors are not concerned with any hypothetical risk regarding the permanent financing of this transaction. As the shareholder representative of Dreman Value Management said, "If I'm going to get cash in my pocket, the risk after the fact, after I have received the cash, is irrelevant to me."

   Finally, I want to reiterate that we are fully committed to this transaction. Columbia's desire to simply ignore us only strengthens our resolve and further aggravates your shareholders. We believe that there is a better way than continuing to increase the public rhetoric between us. We would very much appreciate the opportunity to sit down with you to see if there is a mutually acceptable basis for price and terms on which to combine the two companies.

        Sincerely,






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   This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders.
   Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.

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